SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C.  20549


                             SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                      Molecular Devices Corporation
                           (Name of Issuer)


                       Common Stock, no par value
                     (Title of Class of Securities)


                               60851C107
                            (CUSIP Number)





                          Kevin A. Quinn, Esq.
                      Schering-Plough Corporation
                           One Giralda Farms
                         Madison, NJ  07940-1000
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                          December 18, 1995
                     (Date of Event which Requires
                       Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:



Check the following box if a fee is being paid with this
Statement:

                                                  X

                          SCHEDULE 13D

  CUSIP No.   60851C107

 (1)   NAMES OF REPORTING PERSONS

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Schering Biotech Corporation

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)

                                                          (b)
 (3)   SEC USE ONLY

 (4)   SOURCE OF FUNDS
             WC

 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            __

 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                           (7)   SOLE VOTING POWER
   NUMBER OF SHARES                    541,082
   BENEFICIALLY OWNED
   BY EACH REPORTING       (8)   SHARED VOTING POWER
   PERSON WITH                         None

                           (9)   SOLE DISPOSITIVE POWER
                                       541,082

                          (10)   SHARED DISPOSITIVE POWER
                                        None

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
             541,082

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*
                                                             __

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              6.2%

(14)   TYPE OF REPORTING PERSON*
               CO


* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Molecular Devices Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 1311 Orleans Drive, Sunnyvale, California 94089.

Item 2.   Identity and Background.

     This Statement is being filed by Schering Biotech
Corporation (the "Reporting Person"), a Delaware corporation and a wholly owned subsidiary of Schering-Plough Corporation, a New
Jersey corporation ("SPC").

     The Reporting Person is a holding company whose sole subsidiary is engaged in discovery and development efforts with a goal of utilizing genetic chemistry and cell biology to develop a variety of products and has its principal office at 901 California Avenue, Palo Alto, California 94304. SPC is a holding company whose operating subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products and has its principal office at One Giralda Farms, Madison, New Jersey 07940-1000.

     For information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Person and SPC, reference is made to Schedule I attached hereto which is incorporated herein by reference.

     During the last five years, none of the Reporting Person, SPC nor any person named in Schedule I attached hereto has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required for the purchase of 541,082 shares of the Issuer's Common Stock was $1,252,235.50.
The Reporting Person obtained such funds from working capital.

Item 4.   Purpose of Transaction.

     The Reporting Person purchased the shares of Common Stock of the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     (a) The Issuer's Registration Statement on Form S-1 filed with respect to its initial public offering of shares of Common Stock states that 8,658,893 shares of Common Stock were issued and outstanding immediately following the initial public offering on December 18, 1995. The Reporting Person is the beneficial owner of 541,082 shares of Common Stock, representing 6.2% of the outstanding shares of Common Stock.

     (b) The Reporting Person has sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock stated to be beneficially owned by it in Item
5(a).

     (c)  Except as described herein, none of the Reporting
Person, SPC nor any other person referred to in Schedule I attached hereto has effected any transactions in the Common Stock during the past sixty days.

     (d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock stated to be beneficially owned by it in Item 5(a).

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with
          Respect to Securities of Issuer.

     None of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; except that the Reporting Person has certain demand and piggyback registration rights with respect to the shares of Common Stock held by it. The demand registration rights and certain of the piggyback registration rights expire on August 8, 1996.

Item 7.   Material to Be Filed as Exhibits.

     Not applicable.

                              SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  December 21, 1995


                                   SCHERING BIOTECH CORPORATION

                                   By:  /s/ Kevin A. Quinn
                                        Kevin A. Quinn
                                        Secretary

                              SCHEDULE I


A.   DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING BIOTECH
     CORPORATION

     The name, business address and present principal occupation or employment of each of the directors and executive officers of Schering Biotech Corporation are set forth below. Each person identified below is an officer of Schering Biotech Corporation and is an employee of a subsidiary of Schering-Plough Corporation. The business address of each person identified below is Schering-Plough Corporation, One Giralda Farms, Madison, NJ 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and officers listed below are citizens of the United States.

                                 Present Principal Occupation or
Name and Citizenship                      Employment

Jacques M. Chiller*     President; President and Chief Executive
                      Officer, DNAX Research Institute; Senior
                        Vice President, Schering-Plough Research
                        Institute

Hugh A. D'Andrade*      Chairman of the Board; Executive Vice
                        President - Administration

Richard J. Kogan*       (See also Item B below)

Jay L. Ludwig           Assistant Treasurer

E. Kevin Moore          Assistant Treasurer

Cecil B. Pickett        Vice President; Executive Vice President
                        - Discovery Research

Kevin A. Quinn          Secretary (See also Item B below)

Arleen P. Skuya         Assistant Secretary

Donald J. Soriero       Assistant Treasurer

Jonathan Spicehandler   Vice President; President, Schering-
                        Plough Research Institute

Jack L. Wyszomierski    Treasurer (See also Item B below)
B.
 DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING-PLOUGH
    CORPORATION

     The name, business address and present principal occupation or employment of each of the directors and executives officers of Schering-Plough Corporation are set forth below. Unless otherwise indicated, each person identified below is employed by a subsidiary of Schering-Plough Corporation and the address of each individual identified below is Schering-Plough Corporation, One Giralda Farms, Madison, New Jersey 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and executive officers listed below are citizens of the United States.

Name and Address          Present Principal Occupation or
  (Citizenship)                      Employment

Hans W. Becherer*     Chairman and Chief Executive Officer of
Deere & Company       Deere & Company (a manufacturer of mobil
John Deere Road       power machinery and a supplier of
Moline, IL  61265     financial and health care services)

Raul E. Cesan         Executive Vice President; President of
(Argentina)           Schering-Plough Pharmaceuticals (See also
                      Item A above)

J. Martin Comey       Vice President - Administration and
                      Business Development

Donald R. Conklin     Executive Vice President; President of
                      Schering-Plough HealthCare Products

Joseph C. Connors     Senior Vice President and General Counsel

Hugh A. D'Andrade*    Executive Vice President - Administration

Geraldine U. Foster   Senior Vice President - Investor Relations
                      and Corporate Communications

David C. Garfield*    Retired

Regina E. Herzlinger* Professor of Business Administration,
Harvard Business School   Harvard Business School
Soldiers Field Road
Baker Library 163
Boston, MA  02163

Harold R. Hiser, Jr.   Executive Vice President - Finance

Thomas H. Kelly        Vice President and Controller

Richard J. Kogan*      President and Chief Operating Officer (See
                       also Item A above)

Robert P. Luciano*     Chairman and Chief Executive Officer

Robert S. Lyons        Vice President - Corporate Information
                       Services

H. Barclay Morley*     Retired

General Carl E. Mundy  Retired

Daniel A. Nichols      Senior Vice President - Taxes

Gordon C. O'Brien      Senior Vice President - Human Resources

Richard de J. Osborne*  Chairman, Chief Executive Officer and
ASARCO, Inc.           President of ASARCO Incorporated (non-
180 Maiden Lane        ferrous metals producer)
New York, NY  10038

Kevin A. Quinn         Staff Vice President, Secretary and
                       Associate General Counsel

Patricia F. Russo*     President, AT&T Global Business
AT&T Global Business   Communication Systems
Communications Systems
211 Mt. Airy Road
Room 3C151
Basking Ridge, NJ  07920

William A. Schreyer*   Retired

R. J. Ventres*         Retired

Robert F. W. van Oordt Chairman of the Executive Board,
NV Koninklijke KNP BT  NV Koninklijke KNP BT (producer of paper,
Paalbergweg 2          board and packaging products, and
1105 AG Amsterdam ZO   distributor of graphic paper, graphic and
P.O. Box 23456         information systems and office products)
100 DZ Amsterdam ZO
The Netherlands
(The Netherlands)

James Wood*            Chairman and Chief Executive Officer of
The Great Atlantic &   The Great Atlantic & Pacific Tea Company,
Pacific Tea Co., Inc.  Inc. (supermarkets)
2 Paragon Drive
Montvale, NJ  07645

Jack L. Wyszomierski   Vice President and Treasurer